Steinhoff
International Holdings Ltd

05013151

02 December 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 – 0302
Mail Stop 3-2
United States of America

Dear Sirs

STEINHOFF INTERNATIONAL HOLDINGS LIMITED :
EXEMPTION PURSUANT TO RULE 12g3-2(b) OF THE US SECURITIES EXCHANGE ACT OF 1934 : EXEMPTION NUMBER 82-34772

Enclosed please find a copy of a public announcement in respect of a further private placement of perpetual preference shares and the results of the annual general meeting, made through the news service of the JSE Limited for your records.

Trusting that you find the above in order.

Yours faithfully

STEINHOFF INTERNATIONAL GROUP SERVICES
PER : PIET FERREIRA
DIRECTOR : M&A's AND CORPORATE ADVISORY SERVICES

28, 6TH STREET , WYNBERG , SANDTON 2090, RSA. P.O. BOX 1955, BRAMLEY 2018, RSA. TEL: +27 (0)11 445-3000, FAX: +27 (0)11 445-3094/9/135
Directors: B.E. Steinhoff* (Chairman), M.J. Jooste (Chief Executive Officer), D.E. Ackerman*, C.E. Daun**, J.N.S. Du Plessis*, K.J. Grove*, D. Konar*, J.F. Mouton*,
F.J. Nel (Financial Director), F.A. Sonn*, N.W. Steinhoff**, D.M. van der Merwe, J.H.N. van der Merwe (Chief Financial Officer), R.H. Walker* (*Non-Executive, *Australian, *German)

Release Date: 2005/11/17 04:31:00 PM

Steinhoff Investment - Further Private Placement Of Perpetual Preference Shares

STEINHOFF INVESTMENT HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1954/001893/06)
Share code: SHFF & ISIN: ZAE000068367
(Steinhoff Investments)

Further private placement of perpetual preference shares

PSG Capital is authorised to announce that a private placement by Steinhoff Investments, a wholly-owned subsidiary of Steinhoff International Holdings Limited (SHF), of a second tranche of variable rate, cumulative, non-redeemable, non-participating preference shares with a par value of 0,1 cent each (preference shares) at a subscription price of R103,37 per share (the second tranche), has been successfully concluded. Preference shares placed in the second tranche placement are of the same class, and will rank pari passu, to the preference shares issued and listed by Steinhoff Investments on the JSE Limited (JSE) in the "Specialist Securities - Preference shares" sector on 15 June 2005.

The subscription price of R103,37 represents the par value of R0,001 and a premium of R103,369 (nominal premium of R99,999 plus a pro forma dividend of R3,37 per share). The dividend accrual period is from 15 June 2005 to 17 November 2005. Steinhoff Investments anticipates declaring a preference share dividend in the week commencing 6 March 2006 in accordance with the terms of the preference shares.

Irrevocable undertakings have been received to subscribe for 3 500 000 preference shares in the amount of R361 795 000 (representing a nominal value of R350 000 000 and in respect of a pro forma accrued dividend of R11 795 000).

All of the preference shares have been allocated at a coupon rate of 75% of the prime overdraft lending rate of Absa Bank Limited from time to time.

The preference shares represent cost-effective funding that:

- can be utilised for equity acquisitions;
- increases permanent capital and strengthens the balance sheet;
- does not dilute the existing ordinary shareholders' interests in the group; and
- reduces the cost of capital without a negative effect on cash flow caused by capital repayments normally associated with debt.

Net proceeds of the preference share issue will be used to finance long-term assets of a capital nature where the investment and funding structure reflect similar characteristics, which may include the strategic equity investments.

The preference shares issued in the second tranche will be listed from the commencement of business on Friday, 18 November 2005 on the JSE. The directors of Steinhoff Investments wish to thank all investors for their support during the placement process.

Johannesburg
17 November 2005
Corporate adviser and sponsor
PSG CAPITAL LIMITED
Date: 17/11/2005 04:31:06 PM Produced by the JSE SENS Department

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Release Date: 2005/11/25 05:04:00 PM

Steinhoff International Holdings Limited - Results of annual general meeting

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Steinhoff International Holdings Limited
(Registration number 1998/003951/06)
(Incorporated in the Republic of South Africa)
(Share code: SHF ISIN code: ZAE000016176)
("Steinhoff")

RESULTS OF ANNUAL GENERAL MEETING

Shareholders are advised that all of the ordinary resolutions and special resolutions proposed at the Annual General Meeting of Steinhoff held on Friday, 25 November 2005 (the AGM) were passed by the requisite majorities of shareholders present or represented at the AGM. 77,72% of all shareholders were represented in person or by proxy at the AGM. Full details of the relevant resolutions, which were adopted without modification, including the ratification of the declaration of a cash distribution to shareholders of 30 cents per share, are contained in the notice of the AGM set out on page 120 of the Annual Report for the year ended 30 June 2005.

The salient dates in respect of the cash distribution are:

Last date to trade cum capital distribution	Friday, 2 December 2005
Share trade ex capital distribution	Monday, 5 December 2005
Record date	Friday, 9 December 2005
Payment date	Monday, 12 December 2005

No dematerialisation or rematerialisation of shares may take place between Monday, 5 December 2005 and Friday, 9 December 2005, both dates inclusive.

By order of the Board
SJ GROBLER
Company secretary
Wynberg, Sandton
25 November 2005

Sponsor
PSG CAPITAL

Date: 25/11/2005 05:04:32 PM Produced by the JSE SENS Department

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